



Dhruv Ghulati · 2nd

Founder of Factmata | Forbes 30
Under 30 | AI, Product, Growth

London, England, United Kingdom ·

Contact info

500+ connections

 **Factmata**

 **UCL**

 **3 mutual connections:** Barry Dauber, Pulkit Agrawal, and 1 other

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Providing services
Management Consulting, Product Marketing, Research, Project Managemen...
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A Founder Got a $250,000 Investment From Mark Cuban. Here's the Exact Ema...
Inc.com

Proof that cold emails are worth the effort.



Dhruv Ghulati describes the valu... Factmata in battling fake news
YouTube

Dhruv Ghulati, CEO of Factmata, a
European House-Ambrosetti Foru...

Experience



Factmata
4 yrs 6 mos

Founder, Chairman & President
Full-time
Apr 2021 – Present · 3 mos
London, United Kingdom

An AI startup with a mission to restore trust in news media and the web. We sell 2 solutions:

1) Harmful Content & Contextual Analysis API - helps any content platform or ad network flag harmful content and remove it, using linguistic classifiers
2) Narrative Monitoring Platform - helps any brand or agency to track harmful or interesting evolving rumours an ...see more



Founder & CEO
Full-time
Jan 2017 – Apr 2021 · 4 yrs 4 mos
London, England, United Kingdom

Founded one of the first companies in the world to tackle misinformation and disinformation, and raised $3.5m to kickstart product development and exploration of various business models from Mark Cuban, Biz Stone, Crai ...see more



Founding Contributor
Credibility Coalition · Freelance
Apr 2018 – Apr 2021 · 3 yrs 1 mo
San Francisco Bay Area







Have been involved with the Credibility Coalition since 2018 on and off, as part of a group of entrepreneurs, social scientists, academics, designers and more thinking about how to solve the problem of misinformation and

Entrepreneur in Residence

Entrepreneur First

Sep 2016 – Dec 2016 · 4 mos

London, United Kingdom

Went through the 7th Cohort of Europe's top accelerator, Entrepreneur First, which specialises in building deep technology companies from scratch.

Masters in Computer Science: Distinction (Dean's List)

University College London

Oct 2015 – Sep 2016 · 1 yr

London, United Kingdom

Decided to take a masters degree in computer science. Courses include database systems, software engineering, AI, applied machine learning and NLP. Winner of the UCL Computer Science App Award for Excellence, awar …see more

VP Product

Weave.ai (TechStars '15)

May 2015 – Oct 2015 · 6 mos

London, United Kingdom

Joined a very early stage enterprise productivity/ artificial intelligence startup to manage product. Featured in MIT Technology Review and voted the "10 British AI Companies to look out for in 2016" by Business Insider. Helped g …see more

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Education



UCL
Master of Science (MSc), Computer Science & Machine Learning, Distinction (82%), Dean's List Award (#2 in class)
2015 – 2016
Activities and Societies: Computing Society

The UCL computer science masters degree offers a practical foundation in computer science. I focused on natural language processing and applied machine learning, with elements of the course taught by the Gatsby Computational Neuroscience Unit, sponsored by Google Deepmind.

I came #2 in my class of 62 students, and achieved the Dean's List award, a national level UK award for the top graduates from universities each year.

London School of Economics and Political Science
BSc Hons, Economics, 1st Class Honours
2009 – 2012
Activities and Societies: Founding team of the 'Analyst' Magazine - first student-led financial newspaper on campus; Winner 'Best Sound Business Pitch' - LSE Entrepreneurs Incubator Project.

Graduated with First Class Honors in Economics, London School of Economics, specialising in Financial Analysis, Accounting & Valuation, Public Economics and International Economics.

Licenses & certifications

Statistical Inference

Coursera Verified Certificates
Issued Jun 2015 · No Expiration Date
Credential ID EEJ93NUTQM

See credential

Exploratory Data Analysis

Coursera Verified Certificates
Issued Nov 2014 · No Expiration Date
Credential ID 7RS24PV6QJ

See credential

Introduction to Web APIs

Udemy
Issued Oct 2014 · No Expiration Date
Credential ID UC-FYRIE21Y

See credential

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Volunteer experience

Student Volunteer

CoderDojo
Jan 2016 – Apr 2016 · 4 mos
Children

Teach 10-14 year old children from disadvantaged
backgrounds in inner-city London to code in

HTML/CSS/Javascript, in collaboration with Salesforce London.



